SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On May 1, 2025, the Board of Directors of Highway Holdings Limited (the “Company”) granted awards for a total of 150,000 restricted shares under the Company’s 2020 Stock Option and Restricted Stock Plan, as amended (the “2020 Option Plan”) to the Company’s directors and officers.

The awards were granted to the directors of the Company and two officers of the Company. The restricted shares awarded to the directors of the Company will vest in three years on May 1, 2028, and the restricted shares awarded to the officers will vest in five years on May 1, 2030. In the event that any recipient’s services with the Company or its subsidiaries is terminated before the applicable vesting date, the Company will have the right to repurchase the restricted shares at a price of $0.01 per share.

None of the restricted shares issued to the two officers and the nine directors have been registered. Accordingly, none of the shares can be sold for at least six months after the date of grant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: May 30, 2025	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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